MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2019

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2019 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2019, and the audited consolidated financial statements for the year ended December 31, 2018, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 6, 2019 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine. Since September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020. The Company plans to use the La Parrilla mill as a research and development facility while continuing the expanded exploration program into 2020. The reopening of the underground mine at La Parrilla is not determinable at this time.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 3

2019 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2019-Q3	2019-Q2	Change Q3 vs Q2	2018-Q3	Change Q3 vs Q3	2019-YTD	2018-YTD	Change
Operational
Ore Processed / Tonnes Milled	655,967	736,896	(11%)	864,056	(24%)	2,205,517	2,525,180	(13%)
Silver Ounces Produced	3,367,740	3,193,566	5%	3,505,344	(4%)	9,892,695	8,428,636	17%
Silver Equivalent Ounces Produced	6,636,716	6,410,483	4%	6,740,315	(2%)	19,320,876	15,757,310	23%
Cash Costs per Ounce (1)	$3.83	$6.84	(44%)	$6.85	(44%)	$5.64	$7.34	(23%)
All-in Sustaining Cost per Ounce (1)	$10.76	$14.76	(27%)	$15.12	(29%)	$12.78	$15.78	(19%)
Total Production Cost per Tonne (1)	$78.87	$77.93	1%	$68.87	15%	$74.06	$59.17	25%
Average Realized Silver Price per Ounce (1)	$17.63	$14.80	19%	$14.66	20%	$16.04	$15.89	1%

Financial (in $millions)
Revenues	$97.0	$83.7	16%	$88.5	10%	$267.5	$226.8	18%
Mine Operating Earnings (Loss)	$27.8	$4.2	561%	($0.1)	NM	$42.3	($2.9)	NM
Net Earnings (Loss)	$8.6	($12.0)	172%	$5.9	46%	($0.5)	($39.7)	99%
Operating Cash Flows before Movements in Working Capital and Taxes	$34.6	$17.7	95%	$20.7	67%	$76.0	$50.6	50%
Cash and Cash Equivalents	$118.6	$94.5	26%	$72.4	64%	$118.6	$72.4	64%
Working Capital (1)	$149.2	$129.5	15%	$127.8	17%	$149.2	$127.8	17%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.04	($0.06)	171%	$0.03	38%	$0.00	($0.22)	99%
Adjusted EPS (1)	$0.06	($0.02)	392%	($0.03)	278%	$0.03	($0.16)	117%
Cash Flow per Share (1)	$0.17	$0.09	93%	$0.11	59%	$0.38	$0.28	36%

NM - Not meaningful

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 27 to 34 for a reconciliation of non-GAAP to GAAP measures.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	173,679	229,094	191,926	33,439	27,829	655,967
Silver Ounces Produced	1,639,481	632,216	885,627	135,420	74,997	3,367,740
Silver Equivalent Ounces Produced	3,502,102	1,859,170	891,205	258,683	125,557	6,636,716
Cash Costs per Ounce	$2.28	($7.24)	$10.72	$16.27	$29.83	$3.83
All-in Sustaining Cost per Ounce	$7.30	($5.17)	$12.67	$28.81	$39.77	$10.76
Total Production Cost per Tonne	$135.71	$57.78	$47.86	$89.40	$98.98	$78.87

Operational Highlights

•
Total production in the third quarter reached 6,636,716 silver equivalent ounces, representing a 4% increase compared to the prior quarter. Total production consisted of 3.4 million ounces of silver, 35,791 ounces of gold, 1.9 million pounds of lead and 1.0 million pounds of zinc. Despite the temporary suspension of operating activities at San Martin and La Parrilla, consolidated production increased due to a record quarterly production at Santa Elena of 1,859,170 silver equivalent ounces and a five-year production high at La Encantada of 885,627 silver ounces, up 27% and 81%, respectively, from the prior quarter.

•
During the nine months ended September 30, 2019, total production reached 19.3 million silver equivalent ounces, or approximately 77% of the Company’s annual guidance midpoint of producing 24.4 to 26.0 million ounces.

•
In the third quarter, the Company achieved record consolidated average silver recoveries of 88%, the highest in the Company's 17 year history. Higher recoveries were achieved at Santa Elena following the successful installation and ramp

First Majestic Silver Corp. 2019 Third Quarter Report	Page 4

up of the new 3,000 tpd HIG mill. In addition, La Encantada achieved average silver recoveries of 82%, representing a significant 23% increase compared to the prior quarter and the highest recovery rate in recent history at this mine, following several plant optimization modifications.

•
Cash cost per ounce for the quarter was $3.83 per payable ounce of silver, representing a significant 44% decrease from $6.84 per ounce in the previous quarter. The decrease in consolidated cash cost was primarily attributed to an increase in by-product credits due to a 44% increase in gold production at Santa Elena, a 13% increase in gold prices over the previous quarter, a reduction of $5.9 million in operating costs due to temporary suspension of operating activities at the higher cost La Parrilla and San Martin mines, as well as a $1.5 million increase in available Mexican government diesel tax credits recognized in the quarter compared to the previous quarter.

•
All-in sustaining cost per ounce (“AISC”) in the third quarter decreased 27% to $10.76 per ounce compared to $14.76 per ounce in the previous quarter, primarily attributed to decrease in cash costs as well as reduced sustaining capital expenditures due to the temporary suspension of operations at San Martin and La Parrilla.

Financial

•
In the third quarter, the Company generated revenues of $97.0 million, an increase of 10% compared to $88.5 million in the third quarter of 2018, primarily due to a 20% increase in average realized silver price compared to the same quarter of the prior year, partially offset by a 10% decrease in silver equivalent ounces sold at market prices.

•
The Company realized mine operating earnings of $27.8 million, its highest level since the first quarter of 2013 when the average realized silver price per ounce was $29.63. This compares to a mine operating loss of $0.1 million in the third quarter of 2018. The increase in mine operating earnings in the quarter was attributed to a combination of higher metal prices, record production from the Santa Elena mine, as well as cost savings upon temporary suspension of activities at the La Parrilla and San Martin mines which were operating at losses in the same quarter of the prior year.

•
Net earnings for the quarter were $8.6 million (EPS of $0.04) compared to net earnings of $5.9 million (EPS of $0.03) in the third quarter of 2018. Adjusted net earnings for the quarter were $11.9 million (Adjusted EPS of $0.06) compared to a net loss of $6.4 million (Adjusted EPS of ($(0.03)) in the third quarter of 2018, after excluding non-cash and non-recurring items including deferred income tax expense, share-based payments and gains or losses from marketable securities and silver futures derivatives (see "Adjusted EPS" on page 33).

•
During the quarter, the Company recorded an income tax expense of $7.4 million compared to an income tax recovery of $17.0 million in the third quarter of 2018. The decrease in income tax recovery in the quarter was attributed primarily to the decrease in value of tax loss carryforwards and the foreign exchange impact of the Mexican peso on the Company's Mexican Peso denominated future income tax liability balances.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $34.6 million ($0.17 per share) compared to $20.7 million ($0.11 per share) in the third quarter of 2018.

•
Cash and cash equivalents at September 30, 2019 were $118.6 million, an increase of $24.1 million compared to the previous quarter, while working capital was $149.2 million compared to $129.5 million in the previous quarter.

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OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2019			2018				2017
PRODUCTION HIGHLIGHTS	Q3(3)(4)	Q2	Q1	Q4	Q3(2)	Q2(1)	Q1	Q4
Ore processed/tonnes milled
San Dimas	173,679	172,368	163,264	172,641	176,884	85,765	—	—
Santa Elena	229,094	229,761	219,941	221,945	225,873	228,054	223,498	232,575
La Encantada	191,926	207,421	269,611	206,812	196,030	237,862	276,191	198,845
San Martin	—	39,213	62,148	66,924	67,926	74,431	75,374	72,503
La Parrilla	33,439	61,544	72,551	125,751	117,130	123,642	125,114	138,124
Del Toro	27,829	26,587	25,138	56,200	65,323	65,879	79,769	56,753
La Guitarra	—	—	—	—	14,891	35,715	29,829	37,885
Consolidated	655,967	736,896	812,654	850,272	864,056	851,349	809,775	736,684
Silver equivalent ounces produced
San Dimas	3,502,102	3,641,139	3,172,270	3,127,871	3,225,352	1,698,382	—	—
Santa Elena	1,859,170	1,461,345	1,403,364	1,587,396	1,475,635	1,407,880	1,543,776	1,653,941
La Encantada	891,205	492,957	723,699	451,244	379,773	327,458	452,420	489,071
San Martin	—	271,450	421,091	511,911	557,746	524,843	574,838	617,879
La Parrilla	258,683	420,712	441,095	563,703	537,986	605,826	615,541	643,799
Del Toro	125,557	122,879	112,158	243,637	427,218	323,714	437,743	369,992
La Guitarra	—	—	—	—	136,605	249,214	255,359	290,654
Consolidated	6,636,716	6,410,483	6,273,677	6,485,761	6,740,315	5,137,318	3,879,678	4,065,336
Silver ounces produced
San Dimas	1,639,481	1,603,016	1,404,454	1,367,028	1,445,918	808,923	—	—
Santa Elena	632,216	596,872	587,195	567,754	598,693	535,015	521,784	582,789
La Encantada	885,627	489,194	720,959	449,632	378,983	325,603	449,522	486,514
San Martin	—	224,056	331,539	404,523	438,061	419,815	483,740	514,678
La Parrilla	135,420	202,698	219,485	312,144	330,047	360,862	337,332	401,090
Del Toro	74,997	77,729	67,757	149,734	231,350	167,591	236,478	185,695
La Guitarra	—	—	—	—	82,292	138,454	138,173	166,698
Consolidated	3,367,740	3,193,566	3,331,388	3,250,816	3,505,344	2,756,263	2,167,030	2,337,463
Cash cost per ounce
San Dimas	$2.28	$1.64	$0.93	$0.58	($0.40)	$0.24	—	—
Santa Elena	($7.24)	$4.28	$2.81	($1.06)	$5.77	$1.39	($4.74)	($6.93)
La Encantada	$10.72	$16.57	$12.60	$15.60	$21.15	$23.05	$16.93	$15.23
San Martin	$—	$16.52	$11.35	$10.40	$9.78	$9.68	$8.04	$7.55
La Parrilla	$16.27	$14.13	$16.58	$13.80	$16.29	$10.42	$11.02	$11.21
Del Toro	$29.83	$27.29	$27.20	$27.69	$13.07	$18.01	$13.66	$12.53
La Guitarra	$—	$—	$—	$—	$6.99	$12.89	$7.97	$11.20
Consolidated	$3.83	$6.84	$6.34	$6.06	$6.85	$7.59	$7.83	$6.76
All-in sustaining cost per ounce
San Dimas	$7.30	$8.49	$5.65	$5.35	$6.74	$5.41	—	—
Santa Elena	($5.17)	$7.73	$6.37	$2.18	$9.03	$6.60	($0.17)	($2.01)
La Encantada	$12.67	$18.87	$13.72	$18.70	$27.25	$30.81	$20.97	$19.20
San Martin	$—	$21.15	$15.67	$13.60	$13.37	$12.49	$9.98	$9.73
La Parrilla	$28.81	$21.61	$25.62	$21.18	$23.34	$16.39	$17.66	$15.28
Del Toro	$39.77	$36.33	$35.89	$37.83	$24.48	$32.08	$20.61	$25.48
La Guitarra	$—	$—	$—	$—	$12.30	$18.11	$15.76	$17.77
Consolidated	$10.76	$14.76	$12.91	$12.83	$15.12	$16.43	$16.01	$14.13
Production cost per tonne
San Dimas	$135.71	$142.42	$122.17	$113.66	$105.91	$148.91	—	—
Santa Elena	$57.78	$58.88	$56.53	$54.55	$63.15	$55.97	$54.31	$47.13
La Encantada	$47.86	$38.29	$32.71	$33.20	$40.20	$31.09	$27.00	$36.42
San Martin	$—	$109.51	$80.39	$83.27	$88.15	$72.77	$68.06	$73.14
La Parrilla	$89.40	$75.96	$76.78	$52.47	$58.18	$49.10	$48.12	$48.00
Del Toro	$98.98	$91.89	$95.06	$84.67	$73.50	$69.23	$58.12	$72.77
La Guitarra	$—	$—	$—	$—	$68.47	$83.68	$86.50	$83.61
Consolidated	$78.87	$77.93	$66.65	$65.31	$68.87	$61.04	$46.88	$50.81
1) San Dimas production results in the second quarter of 2018 included 52 days from the period May 10, 2018 to June 30, 2018.
2) La Guitarra was placed on care and maintenance on August 3, 2018.
3) Effective September 2, 2019, the Company has temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020.
4) Activities at San Martin have been temporarily suspended since July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation in early 2020.

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Operating Results – Consolidated Operations

CONSOLIDATED	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q3 vs Q2	Change '19 vs '18

Ore processed/tonnes milled	655,967	736,896	812,654	2,205,517	2,525,180	(11%)	(13%)
Average silver grade (g/t)	181	159	153	164	130	14%	26%
Average gold grade (g/t)	1.76	1.48	1.26	1.49	1.00	19%	49%
Average lead grade (%)	2.22	2.04	1.85	2.01	1.81	9%	11%
Average zinc grade (%)	1.12	1.39	1.22	1.26	0.67	(19%)	88%
Silver recovery (%)	88%	85%	83%	85%	80%	4%	6%
Gold recovery (%)	96%	96%	96%	96%	94%	0%	2%
Lead recovery (%)	64%	62%	67%	64%	63%	3%	2%
Zinc recovery (%)	68%	52%	48%	54%	56%	31%	(4%)

Production
Silver ounces produced	3,367,740	3,193,566	3,331,388	9,892,695	8,428,636	5%	17%
Gold ounces produced	35,791	33,576	32,037	101,403	76,597	7%	32%
Pounds of lead produced	1,907,305	2,452,803	2,661,088	7,021,196	12,841,078	(22%)	(45%)
Pounds of zinc produced	1,026,739	1,398,922	1,265,438	3,691,100	4,228,844	(27%)	(13%)
Total production - ounces silver equivalent	6,636,716	6,410,483	6,273,677	19,320,876	15,757,310	4%	23%

Cost
Cash cost per ounce	$3.83	$6.84	$6.34	$5.64	$7.34	(44%)	(23%)
All-In sustaining costs per ounce	$10.76	$14.76	$12.91	$12.78	$15.78	(27%)	(19%)
Total production cost per tonne	$78.87	$77.93	$66.65	$74.06	$59.17	1%	25%

Underground development (m)	11,265	15,531	15,947	42,742	51,585	(27%)	(17%)
Diamond drilling (m)	54,247	54,578	37,716	146,541	179,165	(1%)	(18%)

Production

Total production for the quarter reached 6,636,716 silver equivalent ounces, representing a 4% increase compared to the prior quarter. Total production consisted of 3.4 million ounces of silver, 35,791 ounces of gold, 1.9 million pounds lead and 1.0 million pounds of zinc. By the end of the third quarter of 2019, total production had reached 19.3 million silver equivalent ounces, or approximately 77% of the Company’s guidance midpoint of producing 24.4 to 26.0 million silver equivalent ounces in 2019.

Total production increased 4% quarter over quarter due to record production at Santa Elena of 1,859,170 silver equivalent ounces, which was 27% higher than the prior quarter, and a five-year production high at La Encantada consisting of 885,627 silver ounces, an increase of 81% from the prior quarter.

Production at Santa Elena reached a new record as higher gold grades were produced from the Main Vein and higher metallurgical recoveries were achieved following the successful start-up of the new 3,000 tpd high-intensity grinding (“HIG”) mill at Santa Elena, which has reached steady state production making it the only operating HIG mill processing mine ore in Latin America.

Total ore processed during the quarter at the Company's mines amounted to 655,967 tonnes, representing an 11% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to the suspension at San Martin and a decrease in processed ore at La Parrilla following the decision to temporarily halt milling operations in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020. The Company plans to use the La Parrilla mill as a research and development facility for microbubble flotation technologies and grinding technologies such as high intensity grinding and SAG/AG milling, while continuing the expanded exploration program into 2020.

Consolidated silver grades in the quarter averaged 181 g/t compared to 159 g/t in the previous quarter. The 14% increase was primarily the result of higher grades at La Encantada, San Dimas, Santa Elena and La Parrilla. Consolidated silver and gold recoveries averaged 88% and 96%, respectively, during the quarter. Consolidated gold grades averaged 1.76 g/t compared to 1.48 g/t in the prior quarter representing a 19% increase due to higher grades from the Main Vein at Santa Elena.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 7

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for the quarter was $3.83 per payable ounce of silver, a decrease of 44% from $6.84 per ounce in the second quarter of 2019. The decrease in consolidated cash cost was primarily attributed to increase in by-product credits due to a 44% increase in gold production at Santa Elena and a 13% increase in gold prices over the previous quarter, a reduction of $5.9 million in operating costs due to temporary suspension of activities at the higher cost La Parrilla and San Martin mines, as well as a $1.5 million increase in available Mexican government diesel tax credits recognized compared to the previous quarter.

All-in sustaining cost per ounce (“AISC”) in the third quarter decreased 27% to $10.76 compared to $14.76 per ounce in the previous quarter, primarily attributed to a decrease in cash costs as well as reduced sustaining capital expenditures due to the temporary suspension of operations at San Martin and La Parrilla.

Development and Exploration

During the third quarter, the Company completed 11,265 metres of underground development compared to 15,531 metres in the previous quarter due to reduced sustaining capital expenditures due to the temporary suspension of operations at San Martin and La Parrilla.

The Company completed 54,247 metres of diamond drilling during the third quarter. The revised 2019 drilling program of 209,000 metres consists of approximately 135,000 metres of infill and near mine expansionary diamond drilling with a focus on the Main Vein at Santa Elena and the Central and Western Block Veins at San Dimas; and approximately 66,000 metres of brownfield infill and expansionary drilling with a focus at Ermitaño (32,000 metres) and La Parrilla (18,000 metres). The 2019 drill budget also includes approximately 8,300 metres intended to test greenfield targets at Santa Elena and Del Toro.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 8

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. First Majestic acquired the San Dimas mine in May 2018 with the acquisition of Primero Mining Corp. The San Dimas operating plan involves processing ore from an underground mine with a 2,500 tpd capacity milling operation. The mine is accessible via a 40 minute flight from Durango airport to the airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD(1)	Change Q3 vs Q2	Change '19 vs '18

Total ore processed/tonnes milled	173,679	172,368	163,264	509,311	262,649	1%	94%
Average silver grade (g/t)	315	312	287	305	282	1%	8%
Average gold grade (g/t)	4.00	4.32	4.18	4.16	4.07	(7%)	2%
Silver recovery (%)	93%	93%	93%	93%	95%	0%	(2%)
Gold recovery (%)	97%	96%	96%	96%	97%	1%	(1%)

Production
Silver ounces produced	1,639,481	1,603,016	1,404,454	4,646,951	2,254,840	2%	106%
Gold ounces produced	21,534	23,082	21,095	65,711	33,259	(7%)	98%
Total production - ounces silver equivalent	3,502,102	3,641,139	3,172,270	10,315,510	4,923,734	(4%)	110%

Cost
Cash cost per ounce	$2.28	$1.64	$0.93	$1.65	($0.17)	39%	NM
All-In sustaining costs per ounce	$7.30	$8.49	$5.65	$7.21	$6.26	(14%)	15%
Total production cost per tonne	$135.71	$142.42	$122.17	$133.65	$119.95	(5%)	11%

Underground development (m)	5,334	6,254	5,669	17,259	7,741	(15%)	123%
Diamond drilling (m)	19,688	16,683	16,191	52,562	29,846	18%	76%
1) San Dimas production results in 2018 included 52 days from the period May 10, 2018 to June 30, 2018.

During the third quarter, the San Dimas mine produced 1,639,481 ounces of silver and 21,534 ounces of gold for a total production of 3,502,102 silver equivalent ounces, reflecting a 4% decrease compared to the prior quarter primarily due to lower gold grades. Production at the San Dimas mine was partially affected by a weather related power outage that lasted nine days in July.

During the quarter, the mill processed a total of 173,679 tonnes with average silver and gold grades of 315 g/t and 4.00 g/t, respectively. Silver grades marginally improved 1% while gold grades decreased by 7% compared to the prior quarter, to a level consistent with budget expectations.

Silver and gold recoveries averaged 93% and 97%, respectively, during the quarter which were consistent with the prior quarter.

In the third quarter the cash cost and AISC per ounce were $2.28 and $7.30 per ounce, respectively, compared to $1.64 and $8.49 per ounce in the prior quarter. Overall production costs were consistent quarter over quarter and the increase in cash cost was primarily attributed to slightly lower gold by-product credits due to 7% decrease in gold production compared to the previous quarter.

With the acquisition of Primero, First Majestic renegotiated San Dimas' streaming agreement with Wheaton Precious Metals International Ltd. (“WPM”), which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) from San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above 90:1 or below 50:1, respectively, for a period of six months. During the nine months ended September 30, 2019, the Company delivered 33,169 ounces of gold to WPM at $604 per ounce.

A total of 5,334 metres of underground development was completed in the third quarter, a decrease of 15% compared to the prior quarter, while diamond drilling increased 18% to 19,688 metres from 16,683 metres in the prior quarter. Eight rigs were active during the quarter completing 19,688 metres of drilling in 67 holes.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 9

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q3 vs Q2	Change '19 vs '18

Total ore processed/tonnes milled	229,094	229,761	219,941	678,796	677,425	0%	0%
Underground tonnes
Tonnes milled	132,437	142,831	136,984	412,252	388,537	(7%)	6%
Average silver grade (g/t)	141	123	121	128	124	15%	3%
Average gold grade (g/t)	3.02	1.89	1.87	2.25	2.46	60%	(9%)
Heap leach tonnes
Tonnes milled	96,657	86,930	82,957	266,544	288,887	11%	(8%)
Average silver grade (g/t)	32	38	47	39	35	(16%)	11%
Average gold grade (g/t)	0.61	0.64	0.78	0.67	0.63	(5%)	6%
Silver recovery (%)	91%	89%	89%	90%	86%	2%	5%
Gold recovery (%)	96%	94%	95%	95%	95%	2%	0%

Production
Silver ounces produced	632,216	596,872	587,195	1,816,283	1,655,492	6%	10%
Gold ounces produced	14,154	9,839	9,735	33,728	34,775	44%	(3%)
Total production - ounces silver equivalent	1,859,170	1,461,345	1,403,364	4,723,880	4,427,291	27%	7%

Cost
Cash cost per ounce	($7.24)	$4.28	$2.81	($0.20)	$1.04	(269%)	(119%)
All-In sustaining costs per ounce	($5.17)	$7.73	$6.37	$2.80	$5.34	(167%)	(48%)
Total production cost per tonne	$57.78	$58.88	$56.53	$57.75	$57.82	(2%)	0%

Underground development (m)	1,943	2,069	2,277	6,289	8,281	(6%)	(24%)
Diamond drilling (m)	16,655	16,465	11,291	44,411	26,961	1%	65%

During the third quarter, Santa Elena produced 632,216 ounces of silver and 14,154 ounces of gold for a total production of 1,859,170 silver equivalent ounces, reflecting an increase of 27% compared to the prior quarter. This significant increase was primarily due to higher gold grades from the Main Vein, as well as improved silver and gold recoveries following the successful installation of the HIG mill.

The mine processed a total of 229,094 tonnes during the quarter, consisting of 132,437 tonnes (or approximately 58% of production) of underground ore and 96,657 tonnes (or approximately 42% of production) from the above ground heap leach pad.

Silver and gold grades from underground ore averaged 141 g/t and 3.02 g/t, respectively an increase of 15% and 60%, respectively, compared to the previous quarter. Silver and gold grades from the above ground heap leach pad averaged 32 g/t and 0.61 g/t, respectively. Silver and gold recoveries averaged 91% and 96%, respectively, both increased by 2% compared to the previous quarter.

Cash cost in the third quarter was negative $7.24 per ounce, compared to $4.28 per ounce in the previous quarter. AISC in the third quarter decreased to negative $5.17 per ounce compared to $7.73 per ounce in the previous quarter. The decrease in cash cost and AISC were primarily attributed to a $9.64 per ounce increase in gold by-product credits pursuant to a 44% increase in gold production and a 13% increase in gold prices, a $1.5 million increase in available Mexican government diesel tax credits recognized in the quarter compared to the previous quarter, as well as a 6% increase in silver production.

The new 3,000 tpd HIG mill reached steady state production during the quarter following a successful ramp up. The total project took less than one year to achieve commercial production and is currently the only operating HIG mill processing mine ore in Latin America. Quarterly average recovery rates are expected to increase in the fourth quarter with the mill operating for the full period.

In the third quarter, a total of 1,943 metres of underground development was completed compared to 2,069 metres in the previous quarter. During the quarter, four rigs were active at Ermitaño completing 11,293 metres in 42 holes while two underground rigs were active at Santa Elena completing 5,361 metres in 19 holes for a total of 16,655 metres completed compared with 16,465 metres drilled in the previous quarter. In addition, above ground earthwork activities began to prepare the area for the installation of surface facilities and portal construction at Ermitaño.

The Company is expected to release a Preliminary Economic Assessment study and updated Resource estimates on the Ermitaño project in 2020.

In July 2019, the Company acquired additional strategic concessions within the primary land boundaries of the Santa Elena land holdings, known as El Capulin for $0.2 million, adding an additional 400 hectares to its existing substantial land package.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter ended September 30, 2019 the Company delivered 2,901 ounces of gold to Sandstorm at an average price of $459 per ounce.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 10

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two hour flight from the Durango Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q3 vs Q2	Change '19 vs '18

Ore processed/tonnes milled	191,926	207,421	269,611	668,958	710,083	(7%)	(6%)
Average silver grade (g/t)	176	110	126	136	90	59%	51%
Silver recovery (%)	82%	66%	66%	72%	56%	23%	29%

Production
Silver ounces produced	885,627	489,194	720,959	2,095,780	1,154,108	81%	82%
Gold ounces produced	65	43	33	140	70	51%	100%
Total production - ounces silver equivalent	891,205	492,957	723,699	2,107,861	1,159,652	81%	82%

Cost
Cash cost per ounce	$10.72	$16.57	$12.60	$12.73	$20.04	(35%)	(36%)
All-In sustaining costs per ounce	$12.67	$18.87	$13.72	$14.48	$25.81	(33%)	(44%)
Total production cost per tonne	$47.86	$38.29	$32.71	$38.79	$32.02	25%	21%

Underground development (m)	1,426	1,300	1,426	4,151	5,024	10%	(17%)
Diamond drilling (m)	5,976	5,371	2,279	13,626	18,012	11%	(24%)

During the quarter, La Encantada produced 885,627 silver ounces, representing an 81% increase from the previous quarter, and the highest quarterly production in the past five years. The increase in silver production was primarily due to a 59% increase in silver grades and a 23% increase in silver recoveries.

Silver recoveries averaged 82% during the quarter, the highest recovery rate since acquiring the mine in 2006, due to a revised throughput methodology which included selective stockpiling, focus on finer grinding and a change in the management reporting structure of personnel at the processing plant.

Silver grades during the quarter averaged 176 g/t compared to 110 g/t in the prior quarter. This significant increase was driven by higher grades from the San Javier and La Prieta sub-level caving areas which produced 105,405 tonnes with an average silver grade of 228 g/t.

Cash cost per ounce for the quarter was $10.72 per ounce, a decrease of 35% compared to $16.57 per ounce in the previous quarter, primarily due to higher grades and improved recoveries, partially offset by higher reagent costs. AISC per ounce for the quarter was $12.67 compared to $18.87 in the previous quarter.

A total of 1,426 metres of underground development was completed in the third quarter compared to 1,300 metres in the prior quarter.

Three underground rigs and one surface rig were active during the quarter and completed 5,976 metres of underground drilling compared to 5,371 metres in the previous quarter.

A final redesign report from Hatch, an engineering firm, related to the roaster materials handling system is expected to be delivered to the Company in the coming weeks. During this design analysis, production from the roaster remains suspended until the necessary modifications can be determined and have been completed.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 11

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,560 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change '19 vs '18

Ore processed/tonnes milled	39,213	62,148	101,362	217,732	(53%)
Average silver grade (g/t)	197	187	191	220	(13%)
Average gold grade (g/t)	0.46	0.60	0.53	0.64	(17%)
Silver recovery (%)	90%	89%	89%	87%	2%
Gold recovery (%)	93%	93%	93%	89%	4%

Production
Silver ounces produced	224,056	331,539	555,595	1,341,616	(59%)
Gold ounces produced	543	1,069	1,611	3,954	(59%)
Total production - ounces silver equivalent	271,450	421,091	692,541	1,657,427	(58%)

Cost
Cash cost per ounce	$16.52	$11.35	$13.45	$9.12	47%
All-In sustaining costs per ounce	$21.15	$15.67	$18.29	$11.88	54%
Total production cost per tonne	$109.51	$80.39	$91.65	$75.93	21%

Underground development (m)	2,783	3,091	5,874	8,857	(34%)
Diamond drilling (m)	7,754	4,863	12,617	22,664	(44%)

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with government authorities to secure the area in anticipation of restarting the operation in early 2020, although the exact date is currently not determinable.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 12

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q3 vs Q2	Change '19 vs '18

Total ore processed/tonnes milled	33,439	61,544	72,551	167,535	365,886	(46%)	(54%)
Average silver grade (g/t)	169	147	119	139	113	15%	23%
Average lead grade (%)	2.12	2.12	1.76	1.96	1.35	0%	45%
Average zinc grade (%)	2.05	1.99	1.64	1.85	1.58	3%	17%
Silver recovery (%)	75%	70%	79%	75%	77%	7%	(3%)
Lead recovery (%)	64%	59%	69%	64%	74%	8%	(14%)
Zinc recovery (%)	68%	52%	48%	54%	56%	31%	(4%)

Production
Silver ounces produced	135,420	202,698	219,485	557,603	1,028,241	(33%)	(46%)
Pounds of lead produced	1,005,300	1,708,152	1,946,096	4,659,549	4,734,422	(41%)	(2%)
Pounds of zinc produced	1,026,739	1,398,922	1,265,438	3,691,100	4,228,844	(27%)	(13%)
Total production - ounces silver equivalent	258,683	420,712	441,095	1,120,490	1,759,353	(39%)	(36%)

Cost
Cash cost per ounce	$16.27	$14.13	$16.58	$15.61	$12.53	15%	25%
All-In sustaining costs per ounce	$28.81	$21.61	$25.62	$24.93	$19.08	33%	31%
Total production cost per tonne	$89.40	$75.96	$76.78	$78.99	$51.67	18%	53%

Underground development (m)	1,422	2,154	2,452	6,027	8,507	(34%)	(29%)
Diamond drilling (m)	6,345	5,112	2,100	13,557	26,985	24%	(50%)

During the quarter, the flotation circuit processed 33,439 tonnes with an average silver grade of 169 g/t and a 75% recovery for a total production of 258,683 silver equivalent ounces.

The lead circuit processed ore with an average lead grade of 2.12% with recoveries of 64% for a total lead production of 1,005,300 pounds, representing a 41% decrease compared to the previous quarter due to lower throughput rates related to the temporary suspension of milling activities in September. The zinc circuit processed an average zinc grade of 2.05% with recoveries of 68% for a total zinc production of 1,026,739 pounds, representing a 27% decrease compared to the previous quarter.

Cash cost in the third quarter was $16.27 per ounce, an increase of 15% compared to $14.13 per ounce in the previous quarter. AISC per ounce in the quarter was $28.81 compared to $21.61 in the previous quarter. The increases in cash cost and AISC per ounce compared to the previous quarter were primarily attributed to the decrease in production and the temporary suspension of milling operations effective September 2, 2019.

The high recovery microbubble project advanced in the third quarter with the installation of the four microcell columns, the electrical power distribution system and a vibratory screen. At the end of September, approximately 75% of the project had been completed.

The Company continues to review toll milling opportunities from third party suppliers and is stockpiling fresh ore to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020. The Company is also evaluating methods to produce a new bulk concentrate from Del Toro to be shipped to La Parrilla’s microbubble flotation cells for further processing.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 13

The Company plans to use the La Parrilla mill as a research and development facility for microbubble flotation technologies and grinding technologies such as high intensity grinding and SAG/AG milling, while continuing the expanded exploration program into 2020. The reopening of the underground mine at La Parrilla is not determinable at this time.

A total of 1,422 metres of underground development was completed in the quarter compared to 2,154 metres in the previous quarter. Two underground rigs and two surface rigs were active completing 6,345 metres of exploration drilling in 9 holes, compared to 5,112 metres in the previous quarter. Drilling at La Parrilla changed from a focus on near mine expansionary and infill to brownfield expansionary targets.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 14

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2019-Q3	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q3 vs Q2	Change '19 vs '18

Ore processed/tonnes milled	27,829	26,587	25,138	79,555	210,971	5%	(62%)
Average silver grade (g/t)	115	117	114	115	132	(2%)	(13%)
Average lead grade (%)	2.33	1.87	2.12	2.1	3.0	25%	(30%)
Silver recovery (%)	73%	78%	74%	75%	71%	(6%)	6%
Lead recovery (%)	63%	68%	61%	64%	59%	(7%)	8%

Production
Silver ounces produced	74,997	77,729	67,757	220,483	635,419	(4%)	(65%)
Pounds of lead produced	902,005	744,651	714,992	2,361,647	8,106,656	21%	(71%)
Total production - ounces silver equivalent	125,557	122,879	112,158	360,594	1,188,676	2%	(70%)

Cost
Cash cost per ounce	$29.83	$27.29	$27.20	$28.13	$14.59	9%	93%
All-In sustaining costs per ounce	$39.77	$36.33	$35.89	$37.37	$25.04	9%	49%
Total production cost per tonne	$98.98	$91.89	$95.06	$95.37	$66.35	8%	44%

Underground development (m)	1,140	970	1,032	3,143	9,669	18%	(67%)
Diamond drilling (m)	5,583	3,192	993	9,768	20,440	75%	(52%)

During the third quarter, the Del Toro mine produced 74,997 ounces of silver and 902,005 pounds of lead for a total of 125,557 silver equivalent ounces, a 2% increase compared to 122,879 ounces produced in the previous quarter due to a 5% increase in tonnes milled, slightly offset by a 6% decrease in silver recoveries.

Silver grades and recoveries during the quarter averaged 115 g/t and 73%, respectively. Lead grades and recoveries averaged 2.33% and 63%, respectively, producing a total of 0.9 million pounds of lead representing a 21% increase compared to the previous quarter. The increase in lead grade is the result of improvement in stockpile management and blending practices.

Cash cost and AISC per ounce for the quarter were $29.83 and $39.77, respectively, a slight increase compared to $27.29 and $36.33, respectively, per ounce in the previous quarter. The increase was primarily attributed to the decrease in silver ounces produced.

In the third quarter, a total of 1,140 metres of development were completed compared to 970 metres in the second quarter. One surface rig and two underground rigs completed 5,583 metres compared to 3,192 metres of drilling in the previous quarter. Drilling focus has changed from near mine expansionary and infill to brownfield expansionary targets.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company received the final permit for the new tailings impoundment facility on August 12, 2019 and will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping and de-watering of the underground mine, preparation for closure of the tailings dam and water treatment.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 15

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2019	2018	Variance %

Revenues	$96,989	$88,521	10%	(1)
Mine operating costs
Cost of sales	54,994	63,966	(14)%	(2)
Depletion, depreciation and amortization	14,181	24,701	(43)%	(3)
	69,175	88,667	(22)%

Mine operating earnings (loss)	27,814	(146)	NM	(4)

General and administrative expenses	6,690	5,417	24%	(5)
Share-based payments	2,326	1,669	39%
Mine holding costs	1,968	1,473	34%	(6)
Foreign exchange loss (gain)	1,821	(2,391)	(176)%
Operating earnings (loss)	15,009	(6,314)	338%
Investment and other income (loss)	4,703	(1,418)	(432)%	(7)
Finance costs	(3,760)	(3,390)	11%
Earnings (loss) before income taxes	15,952	(11,122)	243%
Current income tax expense (recovery)	1,972	(950)	(308)%
Deferred income tax expense (recovery)	5,421	(16,076)	(134)%
Income tax expense (recovery)	7,393	(17,026)	(143)%	(8)
Net Earnings for the period	$8,559	$5,904	45%	(9)

Earnings per share (basic and diluted)	$0.04	$0.03	38%	(9)

1.	Revenues in the quarter increased 10% compared to the same quarter of the previous year primarily attributed to:

•	a 20% increase in average realized price per ounce of silver sold of $17.63 compared to $14.66 per ounce in the third quarter of 2018, resulting in a $18.3 million increase in revenues;

•
a $0.3 million decrease in smelting and refining costs, primarily attributed to a $0.5 million write-off of outstanding treatment charges owed to Republic Metals Corp. as part of its bankruptcy litigation settlement.

Partially offset by:

•	a 10% decrease in payable equivalent silver ounces sold at market prices compared to the same quarter of the prior year, resulting in a decrease in revenues of $10.1 million.

2.	Cost of sales in the quarter decreased 14% or $9.0 million compared to the same quarter of the previous year as a result of the following factors:

•	a $4.6 million decrease due to temporary suspension of operating activities at the San Martin mine;

•	a $2.2 million decrease at the Del Toro mine as a result of management's decision to reduce throughput in 2019; and

•	a $1.6 million recovery of inventory loss related to the Republic Metals Corp. bankruptcy litigation settlement.

3.	Depletion, depreciation and amortization in the quarter decreased $10.5 million or 43% compared to the same quarter of the previous year primarily as a result of:

•	a $5.2 million decrease at the La Parrilla mine primarily due to the impairment charge taken at the end of 2018 and temporary suspension of milling activities effective September 2, 2019;

First Majestic Silver Corp. 2019 Third Quarter Report	Page 16

•	a $1.6 million decrease at the Del Toro mine as a result of management's decision to reduce throughput in 2019; and

•	a $1.3 million decrease due to temporary suspension of operating activities at the San Martin mine since July 1, 2019.

4.
Mine operating earnings during the quarter increased by $28.0 million to a mine operating earnings of $27.8 million compared to a loss of $0.1 million in the third quarter of 2018 due to the combination of improved metal prices, increase in production at the Santa Elena and La Encantada mines, as well as reductions in cost of sales and depletion, depreciation and amortization attributed to suspension of activities at lower operating margin mines.

5.
General and administrative expenses increased $1.3 million or 24% compared to the same quarter of 2018, primarily attributed to an increase in salaries and benefits associated with the addition of certain senior positions, incremental general and administrative costs following the acquisition and integration of Primero, and legal costs associated with the Republic Metals Chapter 11 bankruptcy and First Silver litigation recovery efforts.

6.
Mine holding costs increased by $0.5 million or 34% during the quarter compared to the same quarter of 2018, primarily attributed to the temporary suspension of milling activities at the La Parrilla mine effective September 2, 2019.

7.	Investment and other income in the quarter increased $6.1 million compared to the same quarter of the prior year, primarily related to:

•	a gain from investment in silver futures derivatives of $1.7 million in the current quarter compared to a loss of $0.5 million in the same quarter of the prior year;

•	a gain on investment in marketable securities of $0.4 million in the current quarter compared to a loss of $1.5 million in the same quarter of the prior year; and

•	an increase in interest and other income of $2.0 million due to an increase in interest income attributed to higher cash and cash equivalent holdings and interest from VAT recoveries.

8.
During the quarter, the Company recorded an income tax expense of $7.4 million compared to an income tax recovery of $17.0 million in the third quarter of 2018. The increase in income tax expense in the quarter was attributed primarily to an increase in net earnings before taxes, decrease in value of tax loss carryforwards and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

9.	As a result of the foregoing, net earnings for the quarter was $8.6 million (EPS of $0.04) compared to net income of $5.9 million (EPS of $0.03) in the same quarter of the prior year.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 17

For the year to date period ended September 30, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date
	2019	2018	Variance %

Revenues	$267,468	$226,801	18%	(1)
Mine operating costs
Cost of sales	177,113	162,932	9%	(2)
Depletion, depreciation and amortization	48,082	66,742	(28)%	(3)
	225,195	229,674	(2)%

Mine operating earnings (loss)	42,273	(2,873)	NM	(4)

General and administrative	19,156	15,486	24%	(5)
Share-based payments	6,418	6,432	0%
Impairment of non-current assets	—	31,660	(100)%	(6)
Acquisition costs	—	4,877	(100)%	(7)
Mine holding costs	3,170	1,473	46%	(8)
Foreign exchange (gain) loss	(1,296)	190	(782)%
Operating earnings (loss)	14,825	(62,991)	124%
Investment and other income (loss)	6,634	(1,839)	461%	(9)
Finance costs	(11,207)	(9,648)	16%
Earnings (loss) before income taxes	10,252	(74,478)	114%
Current income tax expense	5,936	1,424	317%
Deferred income tax expense (recovery)	4,844	(36,181)	113%
Income tax expense (recovery)	10,780	(34,757)	131%	(10)
Net loss for the period	($528)	($39,721)	(99)%	(11)

Loss per share (basic and diluted)	$0.00	($0.22)	(99)%	(11)

1.	Revenues in the nine months ended September 30, 2019 increased by 18% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold increased by 16% compared to the previous year resulting in an increase in revenues of $41.7 million, primarily attributed to the incremental production from nine months of operations at San Dimas compared to five months in the same period of 2018; and

•
Smelting and refining costs decreased from $6.1 million ($0.74 per ounce) to $3.9 million ($0.40 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production from San Dimas and Santa Elena and lower concentrate and treatment charges due to the temporary suspension of activities at La Parrilla. In addition, the Company recorded a $0.5 million write-off of outstanding treatment charges owed to Republic Metals Corp. as part of its bankruptcy litigation settlement.

2.	Cost of sales in the year increased $14.2 million or 9% compared to 2018 as a result of the following factors:

•	$33.5 million increase in cost of sales as a result of full nine months of operations from the San Dimas mine, compared to five months in the same period of 2018;
Partially offset by:

•	Reduction of $6.1 million in cost of sales pursuant to the La Guitarra mine being placed on care and maintenance effective August 3, 2018;

•
Reduction of $6.4 million in cost of sales at the Del Toro mine as a result of management's decision to reduce throughput in order to give the Company more time to drill, develop additional resources and re-engineer the mine plan through 2020;

First Majestic Silver Corp. 2019 Third Quarter Report	Page 18

•
Reduction of $5.3 million in cost of sales as a result of suspension of operating activities at the San Martin mine since July 1, 2019 due to growing insecurity in the area and safety concerns for our workforce;

•	Reduction of $3.8 million in cost of sales as a result of temporary suspension of milling activities as previously announced at the La Parrilla mine; and

•	$1.6 million recovery of inventory loss related to Republic Metals Corp. bankruptcy litigation settlement.

3.	Depletion, depreciation and amortization in the year decreased $18.7 million or 28% compared to the previous year primarily due to:

•	a combined reduction of $20.4 million at the Del Toro and La Parrilla mines primarily attributed to impairment recognized in the fourth quarter of 2018;

•	a reduction of $4.4 million at the La Guitarra mine pursuant to the mine being placed on care and maintenance effective August 3, 2018;
Partially offset by:

•	a $9.1 million increase at the San Dimas mine as a result of full nine months of operations in the current year.

4.
Mine operating earnings during the nine months ended September 30, 2019 increased $45.1 million compared to 2018. The increase was primarily attributed to a full nine months of operations from the San Dimas mine, which increased its operating earnings by $21.5 million compared to the same period of the prior year, as well as an increase in production at the Santa Elena and La Encantada mines and reductions in cost of sales and depletion, depreciation and amortization attributed to suspension of activities at lower operating margin mines.

5.
General and administrative expenses increased $3.7 million or 24% during the year compared to 2018, primarily attributed to an increase in salaries and benefits associated with the addition of certain senior positions, incremental general and administrative costs following the acquisition and integration of Primero, and legal costs associated with the Republic Metals Chapter 11 bankruptcy and First Silver litigation recovery efforts.

6.
Impairment on non-current assets: decreased $31.7 million during the year compared to 2018, primarily due to the Company's recognition of an impairment loss at La Guitarra in the second quarter of 2018 as a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018.

7.	Acquisition costs in the year decreased $4.9 million relating to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.
Mine holding costs for the year increased to $3.2 million due to nine months of care and maintenance costs incurred for the La Guitarra mine as compared to two months in the prior year since the mine was placed under care and maintenance on August 3, 2018, as well as temporarily halting of milling operations at La Parrilla beginning on September 2, 2019.

9.	Investment and other income for the year increased $8.5 million compared to the prior year primarily due to:

•	a gain on investment in marketable securities of $0.3 million in the current quarter compared to a loss of $3.8 million in the same period of the prior year;

•	interest and other income increased by $2.8 million due to an increase in interest income attributed to higher cash and cash equivalent holdings and interest from VAT recoveries; and

•	a gain from investment in silver future derivatives of $1.2 million in the current period compared to a loss of $0.5 million in the same period of the prior year.

10.
During the nine months ended September 30, 2019, the Company recorded a net income tax expense of $10.8 million, compared to an income tax recovery of $34.8 million in 2018. The increase in income tax expense was primarily driven by an increase in net earnings before tax, an $11.2 million income tax recovery on the $31.7 million impairment charge on non-current assets recognized in the previous year, as well as the foreign exchange impact of the Mexican peso on the Company's Mexican peso denominated future income tax liability balances.

11.	As a result of the foregoing, net loss for the nine months ended September 30, 2019 was $0.5 million (EPS of $0.00), compared to a loss of $39.7 million (EPS of ($0.22)) in the prior year.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 19

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2019			2018				2017
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$96,989	$83,669	$86,810	$74,128	$88,521	$79,687	$58,593	$61,165
Cost of sales	$54,994	$62,772	$59,347	$56,230	$63,966	$59,285	$39,681	$39,309
Depletion, depreciation and amortization	$14,181	$16,691	$17,210	$26,925	$24,701	$22,706	$19,335	$20,454
Mine operating earnings (loss)	$27,814	$4,206	$10,253	($9,027)	($146)	($2,304)	($423)	$1,402
Net earnings (loss) after tax	$8,559	($11,967)	$2,880	($164,443)	$5,904	($40,033)	($5,592)	($56,084)
Earnings (loss) per share - basic	$0.04	($0.06)	$0.01	($0.85)	$0.03	($0.22)	($0.03)	($0.34)
Earnings (loss) per share - diluted	$0.04	($0.06)	$0.01	($0.85)	$0.03	($0.22)	($0.03)	($0.34)

During the third quarter of 2019, mine operating earnings were $27.8 million compared to $4.2 million in the previous quarter. The increase in mine operating earnings was primarily attributed to a 19% increase in average realized silver price as well as decrease in cost of sales and depletion, depreciation and amortization pursuant to temporary suspension of operating activities at the San Martin and La Parrilla mines. Net earnings for the quarter were $8.6 million compared to net loss of $12.0 million in the previous quarter. The increase in net earnings was primarily attributed to $23.6 million increase in mine operating earnings offset by a $2.7 million increase in income tax expense.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2019, the Company had cash and cash equivalents of $118.6 million, an increase of $61.6 million since December 31, 2018. The Company's cash and cash equivalents primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at September 30, 2019 was $149.2 million compared to $108.1 million at December 31, 2018. Total available liquidity at September 30, 2019 was $204.2 million (see page 34), including $55.0 million of undrawn revolving credit facility.

In December 2018, and subsequently amended in August 2019, the Company filed prospectus supplements to the short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares would be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange.

During the nine months ended September 30, 2019, First Majestic sold 8,039,363 common shares of the Company under the ATM program at an average price of $6.48 per share for gross proceeds of $54.9 million, or net proceeds of $53.1 million after costs.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 20

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash flow
Cash generated by operating activities	40,302	230	88,575	16,932
Cash used in investing activities	(28,439)	(33,957)	(85,604)	(86,267)
Cash generated by (used in) financing activities	12,515	(3,461)	58,083	24,754
Increase (decrease) in cash and cash equivalents	24,378	(37,188)	61,054	(44,581)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(293)	332	557	(1,188)
Cash and cash equivalents, beginning of the period	94,539	109,228	57,013	118,141
Cash and cash equivalents, end of period	$118,624	$72,372	$118,624	$72,372

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2019 are summarized as follows:

•	Cash provided from operating activities of $88.6 million, primarily due to:

•	$76.0 million in operating cash flows from operating activities before movements in working capital and taxes;

•	a $21.6 million decrease in value added taxes receivable as the Mexican tax authorities have made good progress in releasing payments to San Dimas filings that were in arrears; and

•	net of $5.4 million in income taxes paid during the period.

•	Cash used in investing activities of $85.6 million, primarily related to:

•	$56.2 million spent on mine development and exploration activities;

•	$30.4 million spent on purchase of property, plant and equipment;

•	$2.2 million spent on deposits on non-current assets; and

•	net of $2.6 million realized gain on settlement of silver futures.

•	Cash provided from financing activities of $58.1 million, primarily consists of the following:
•$53.1 million of net proceeds from the issuance through the ATM;
•$13.4 million of net proceeds from the exercise of stock options;
net of:
•$5.1 million payment of financing costs; and
•$3.3 million on repayment of lease obligations.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2019 and December 31, 2018, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 21

Contractual Obligations and Commitments

As at September 30, 2019, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$49,069	$49,069	$—	$—	$—
Debt facilities	188,851	4,268	26,616	157,967	—
Equipment financing obligations	10,240	4,769	3,658	1,813	—
Other liabilities	4,204	—	—	—	4,204
Purchase obligations and commitments	12,527	11,827	700	—	—
	$264,891	$69,933	$30,974	$159,780	$4,204

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2019, value added taxes receivable was $38.0 million (2018 - $59.7 million), the majority of the reduction relates to Primero Empresa Minera, S.A. de C.V. ("PEM") due to filings in arrears when First Majestic acquired the entity. Since acquisition, the Company has accelerated its filings and reduced PEM's pre-acquisition VAT receivables to $4.2 million. The Company continues supplying additional information requested by the Servicio de Administración Tributaria (“SAT”) in response to the review process and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through two international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 22

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2019
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$12,848	$46	$—	$2,836	($1,031)	$—	$14,699	$1,470
Mexican peso	10,721	—	29,276	—	(28,976)	55,000	66,021	6,602
	$23,569	$46	$29,276	$2,836	($30,007)	$55,000	$80,720	$8,072

For foreign currency hedges, the Company designates certain options contracts to hedge its currency risk, as applicable, and applies a hedge ratio of 1:1 as the underlying risk of the foreign exchange are identical to the hedged risk components. The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of their respective cash flows. The Company assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method whereby the Company compares past changes in the fair value of the forward contracts with changes in the fair value of a hypothetical derivative. The net gain on derivatives designated as cash flow hedges for the nine months ended September 30, 2019 recorded in OCI was $0.2 million (2018 – $nil) which represented the effective portion of the change in fair value of the hedges.

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				September 30, 2019
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$64	$—	$30	$14	$108
Metals in doré and concentrates inventory	173	339	10	—	522
	$237	$339	$40	$14	$630

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 23

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $59.7 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. There can be no guarantee that the remainder of the judgment amount will be collected, however, the Company is continuing its efforts to pursue recovery through the Mexico Courts. As at September 30, 2019, the Company has not accrued any of the remaining $59.7 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 24

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In August and September 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 and 2011 tax years, respectively, in the amount of $26.1 million and $78.3 million inclusive of interest, inflation, and penalties. The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that has been or may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct and, therefore, no liability has been recognized in the financial statements. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $185.0 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $18.8 million as non-current as at September 30, 2019 as SAT is not expected to refund PEM’s income tax paid until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the U.S. Court of Appeals for the Ninth Circuit Court (the “Ninth Circuit”) on September 8, 2017. On September 17, 2019, a majority of the Ninth Circuit affirmed the district ruling dismissing the securities class action suit against Primero. A further petition by the plaintiffs for a rehearing "en banc" (a full rehearing of the appeal by 11 of the 29 judges on the Ninth Circuit) was denied

First Majestic Silver Corp. 2019 Third Quarter Report	Page 25

on October 24, 2019. The plaintiffs have 90 days from September 17, 2019 to file a petition for a writ of certiorari with the U.S. Supreme Court (“Cert Petition”). Should the plaintiffs pursue a Cert Petition, it would be at the discretion of the U.S. Supreme Court whether to grant a review of the action. The Company will continue to vigorously defend this class action lawsuit on behalf of Primero. No liability has been recognized in the financial statements.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the nine months ended September 30, 2019

Off-Balance Sheet Arrangements

At September 30, 2019, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2019.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 204,792,023 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 16 - "Leases" as outlined in Note 2 and Note 3 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2019, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2018.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 26

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 27

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	Consolidated
Mining cost	$9,707	$4,216	$1,689	$981	$956	$17,549
Milling cost	5,627	6,610	5,091	1,145	724	19,197
Indirect cost	8,235	2,412	2,404	863	1,075	14,989
Total production cost (A)	$23,569	$13,238	$9,184	$2,989	$2,754	$51,734
Add: transportation and other selling cost	208	40	97	120	39	555
Add: smelting and refining cost	52	58	197	682	117	1,106
Add: environmental duty and royalties cost	190	148	31	13	7	390
Total cash cost before by-product credits (B)	$24,019	$13,484	$9,509	$3,804	$2,917	$53,785
Deduct by-product credits attributed to:
Gold by-product credits	(20,319)	(18,054)	(55)	(5)	(1)	(38,430)
Lead by-product credits	—	—	—	(979)	(792)	(1,771)
Zinc by-product credits	—	—	—	(781)	—	(781)
Total by-product credits	($20,319)	($18,054)	($55)	($1,765)	($793)	($40,982)
Total cash cost (C)	$3,700	($4,570)	$9,454	$2,039	$2,124	$12,803
Workers’ participation	1,205	57	77	66	45	1,549
General and administrative expenses	—	—	—	—	—	6,379
Share-based payments	—	—	—	—	—	2,326
Accretion of decommissioning liabilities	186	51	146	69	54	597
Sustaining capital expenditures	6,710	1,153	1,469	1,395	586	11,781
Operating lease payments	131	42	27	42	23	572
All-In Sustaining Costs (D)	$11,932	($3,267)	$11,173	$3,611	$2,832	$36,007
Payable silver ounces produced (E)	1,638,661	631,584	882,085	125,401	71,247	3,348,978
Tonnes milled (F)	173,679	229,094	191,926	33,439	27,829	655,967

Total cash cost per ounce, before by-product credits (B/E)	$14.68	$21.35	$10.78	$30.34	$40.96	$16.07
Total cash cost per ounce (C/E)	$2.28	($7.24)	$10.72	$16.27	$29.83	$3.83
All-in sustaining cost per ounce (D/E)	$7.30	($5.17)	$12.67	$28.81	$39.77	$10.76
Production cost per tonne (A/F)	$135.71	$57.78	$47.86	$89.40	$98.98	$78.87

First Majestic Silver Corp. 2019 Third Quarter Report	Page 28

(expressed in thousands of U.S. dollars,		Three Months Ended September 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$10,396	$4,831	$1,666	$2,301	$2,643	$1,743	$446	$24,026
Milling cost	3,653	7,120	4,083	2,128	2,574	1,521	215	21,293
Indirect cost	4,686	2,313	2,132	1,559	1,599	1,537	359	14,185
Total production cost (A)	$18,735	$14,265	$7,880	$5,988	$6,816	$4,801	$1,020	$59,504
Add: transportation and other selling cost	214	169	43	77	153	120	86	913
Add: smelting and refining cost	318	130	81	104	395	189	193	1,410
Add: environmental duty and royalties cost	166	101	12	42	23	16	10	370
Total cash cost before by-product credits (B)	$19,432	$14,664	$8,017	$6,211	$7,387	$5,127	$1,309	$62,198
Deduct by-product credits attributed to:
Gold by-product credits	(20,012)	(11,212)	(32)	(1,930)	(233)	7	(763)	(34,175)
Lead by-product credits	—	—	—	—	(898)	(2,261)	—	(3,159)
Zinc by-product credits	—	—	—	—	(1,086)	—	—	(1,086)
Total by-product credits	($20,012)	($11,212)	($32)	($1,930)	($2,217)	($2,254)	($763)	($38,420)
Total cash cost (C)	($580)	$3,452	$7,985	$4,281	$5,170	$2,873	$546	$23,778
Workers’ participation	2,952	67	78	80	80	68	(40)	3,191
General and administrative expenses	—	—	—	—	—	—	—	5,268
Share-based payments	—	—	—	—	—	—	—	1,669
Accretion of decommissioning liabilities	90	56	69	52	61	53	32	413
Sustaining capital expenditures	7,273	1,825	2,153	1,442	2,096	2,386	424	18,210
All-In Sustaining Costs (D)	$9,735	$5,400	$10,285	$5,855	$7,407	$5,380	$962	$52,529
Payable silver ounces produced (E)	1,444,472	598,094	377,467	437,623	317,296	219,782	78,178	3,472,913
Tonnes milled (F)	176,884	225,873	196,030	67,926	117,130	65,323	14,891	864,056

Total cash cost per ounce, before by-product credits (B/E)	$13.45	$24.52	$21.24	$14.19	$23.28	$23.33	$16.74	$17.91
Total cash cost per ounce (C/E)	($0.40)	$5.77	$21.15	$9.78	$16.29	$13.07	$6.99	$6.85
All-in sustaining cost per ounce (D/E)	$6.74	$9.03	$27.25	$13.37	$23.34	$24.48	$12.30	$15.12
Production cost per tonne (A/F)	$105.91	$63.15	$40.20	$88.15	$58.18	$73.50	$68.47	$68.87

First Majestic Silver Corp. 2019 Third Quarter Report	Page 29

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$29,427	$13,513	$5,721	$3,390	$5,097	$2,657	$59,803
Milling cost	15,904	18,987	13,745	3,210	4,671	2,030	58,547
Indirect cost	22,734	6,701	6,480	2,690	3,467	2,901	44,974
Total production cost (A)	$68,065	$39,201	$25,946	$9,290	$13,235	$7,587	$163,324
Add: transportation and other selling cost	821	177	219	84	516	126	2,096
Add: smelting and refining cost	786	364	467	142	1,812	370	3,941
Add: environmental duty and royalties cost	537	345	68	52	45	20	1,067
Total cash cost before by-product credits (B)	$70,209	$40,087	$26,700	$9,568	$15,608	$8,103	$170,428
Deduct by-product credits attributed to:
Gold by-product credits	(62,573)	(40,452)	(123)	(2,105)	(42)	(9)	(105,304)
Lead by-product credits	—	—	—	—	(3,990)	(2,203)	(6,193)
Zinc by-product credits	—	—	—	—	(3,467)	—	(3,467)
Total by-product credits	($62,573)	($40,452)	($123)	($2,105)	($7,499)	($2,212)	($114,964)
Total cash cost (C)	$7,636	($365)	$26,577	$7,463	$8,109	$5,891	$55,464
Workers’ participation	5,622	150	235	389	173	54	6,623
General and administrative expenses	—	—	—	—	—	—	17,934
Share-based payments	—	—	—	—	—	—	6,418
Accretion of decommissioning liabilities	558	155	443	178	211	164	1,806
Sustaining capital expenditures	19,499	5,024	2,901	2,037	4,377	1,643	36,113
Operating lease payments	164	113	64	82	79	74	1,199
All-In Sustaining Costs (D)	$33,479	$5,077	$30,220	$10,149	$12,949	$7,826	$125,557
Payable silver ounces produced (E)	4,644,628	1,814,467	2,087,397	555,039	519,311	209,459	9,830,301
Tonnes milled (F)	509,311	678,796	668,958	101,362	167,535	79,555	2,205,517

Total cash cost per ounce, before by-product credits (B/E)	$15.12	$22.09	$12.79	$17.24	$30.06	$38.69	$17.34
Total cash cost per ounce (C/E)	$1.65	($0.20)	$12.73	$13.45	$15.61	$28.13	$5.64
All-in sustaining cost per ounce (D/E)	$7.21	$2.80	$14.48	$18.29	$24.93	$37.37	$12.78
Production cost per tonne (A/F)	$133.65	$57.75	$38.79	$91.65	$78.99	$95.37	$74.06

First Majestic Silver Corp. 2019 Third Quarter Report	Page 30

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$17,278	$13,579	$4,330	$6,391	$7,468	$5,176	$2,430	$56,652
Milling cost	6,444	18,584	12,626	5,746	6,803	4,599	1,621	56,423
Indirect cost	7,783	7,004	5,777	4,397	4,636	4,223	2,537	36,358
Total production cost (A)	$31,505	$39,168	$22,733	$16,534	$18,907	$13,998	$6,589	$149,433
Add: transportation and other selling cost	307	430	132	303	626	399	368	2,715
Add: smelting and refining cost	465	375	247	289	2,347	1,754	642	6,119
Add: environmental duty and royalties cost	265	336	39	135	85	52	53	965
Total cash cost before by-product credits (B)	$32,542	$40,308	$23,147	$17,261	$21,965	$16,203	$7,652	$159,228
Deduct: By-product credits attributed to
Gold by-product credits	(32,924)	(38,585)	(111)	(5,032)	(711)	(1)	(4,364)	(81,728)
Lead by-product credits	—	—	—	—	(4,282)	(7,410)	—	(11,692)
Zinc by-product credits	—	—	—	—	(4,796)	—	—	(4,796)
Total by-product credits	($32,924)	($38,585)	($111)	($5,032)	($9,789)	($7,411)	($4,364)	($98,216)
Total cash cost (C)	($382)	$1,723	$23,036	$12,229	$12,176	$8,792	$3,288	$61,012
Workers’ participation	3,043	282	244	251	223	224	(24)	4,243
General and administrative expenses	—	—	—	—	—	—	—	14,980
Share-based payments	—	—	—	—	—	—	—	6,432
Accretion of decommissioning liabilities	135	168	205	155	184	158	95	1,100
Sustaining capital expenditures	11,311	6,663	6,179	3,284	5,948	5,914	2,055	43,355
All-In Sustaining Costs (D)	$14,107	$8,836	$29,664	$15,919	$18,531	$15,088	$5,414	$131,122
Payable silver ounces produced (E)	2,252,586	1,653,837	1,149,492	1,340,274	971,506	602,497	340,973	8,311,166
Tonnes milled (F)	262,649	677,425	710,083	217,732	365,886	210,971	80,435	2,525,180

Total cash cost per ounce, before by-product credits (B/E)	$14.45	$24.37	$20.14	$12.88	$22.61	$26.89	$22.44	$19.16
Total cash cost per ounce (C/E)	($0.17)	$1.04	$20.04	$9.12	$12.53	$14.59	$9.64	$7.34
All-in sustaining cost per ounce (D/E)	$6.26	$5.34	$25.81	$11.88	$19.08	$25.04	$15.88	$15.78
Production cost per tonne (A/F)	$119.95	$57.82	$32.02	$75.93	$51.67	$66.35	$81.92	$59.17

First Majestic Silver Corp. 2019 Third Quarter Report	Page 31

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues as reported	$96,989	$88,521	$267,468	$226,801
Add back: smelting and refining charges	1,106	1,411	3,941	6,120
Gross revenues	98,095	89,932	271,409	232,921
Less: Sandstorm gold revenues	(1,332)	(995)	(3,122)	(3,196)
Less: Wheaton gold revenues	(6,892)	(5,862)	(20,025)	(8,105)
Less: Wheaton silver revenues	—	—	—	(1,953)
Gross revenues, excluding Sandstorm, Wheaton (A)	$89,871	$83,075	$248,262	$219,667

Payable equivalent silver ounces sold	6,141,567	6,528,979	18,384,085	15,782,796
Less: Payable equivalent silver ounces sold to Sandstorm	(248,778)	(178,812)	(589,304)	(564,404)
Less: Payable equivalent silver ounces sold to Wheaton	(796,201)	(683,968)	(2,321,819)	(1,397,837)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	5,096,588	5,666,199	15,472,962	13,820,555

Average realized price per ounce of silver sold (A/B)(1)	$17.63	$14.66	$16.04	$15.89
Average market price per ounce of silver per COMEX	$17.02	$15.02	$15.82	$16.12

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Operating Cash Flows before Working Capital and Taxes	$34,606	$20,699	$76,040	$50,570
Weighted average number of shares on issue - basic	203,777,091	193,570,469	200,220,903	180,273,849
Cash Flow per Share	$0.17	$0.11	$0.38	$0.28

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 32

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net earnings (loss) as reported	$8,559	$5,904	($528)	($39,721)
Adjustments for non-cash or unusual items:
Deferred income tax expense (recovery)	5,421	(16,076)	4,844	(36,181)
Share-based payments	2,326	1,669	6,418	6,432
(Gain) loss from investment in derivatives and marketable securities	(2,173)	1,529	(1,522)	3,779
(Recovery) write-down of mineral inventory	(616)	605	(2,223)	1,013
Cost recovery related to Republic Metals bankruptcy	(1,600)	—	(1,600)	—
Impairment of non-current assets	—	—	—	31,660
Primero acquisition costs	—	—	—	4,721
Adjusted net earnings (loss)	$11,917	($6,369)	$5,389	($28,297)
Weighted average number of shares on issue - basic	203,777,091	193,570,469	200,220,903	180,273,849
Adjusted EPS	$0.06	($0.03)	$0.03	($0.16)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2019	December 31, 2018
Current Assets	$204,615	$166,274
Less: Current Liabilities	(55,409)	(58,137)
Working Capital	$149,206	$108,137
Available Undrawn Revolving Credit Facility	55,031	55,031
Available Liquidity	$204,237	$163,168

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 33

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the nine months ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2019 Third Quarter Report	Page 34

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2018, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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